

August 13, 2013

<u>Via E-mail</u>
Sherman L. Black
Chief Executive Officer
Rimage Corporation
7725 Washington Avenue South
Minneapolis, MN 55439

      Re: Rimage Corporation
                Schedule TO-I
                Filed August 6, 2013
                File No. 005-43486

Dear Mr. Black:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the company`s preliminary proxy materials filed on March 22, 2013, contain a detailed description of the terms of the proposed stock option tender offer. Please be advised that, in accordance with Rule 13e-4(c)(1), Rimage should have filed the relevant excerpts from the proxy materials under cover of Schedule TO-C because they provided new, substantive information about the offer before commencement. Although the tender offer has already commenced, please confirm that Rimage will comply with this requirement in connection with any pre-commencement communications with respect to any issuer tender offers commenced in the future.

Offer to Exchange

Summary Term Sheet . . ., page 2

2.   It appears Rimage has disseminated the offer materials solely by e-mail to eligible
        employees and that the offer restricts eligible employees to tendering and withdrawing
        their options solely by e-mail. Please advise us how the offer is consistent with Rule 13e-
        4(e)(1), taking into account why the tender offer should be deemed published, sent or
        given to eligible option holders and the manner in which they typically receive company
        communications.

3.   As currently disclosed, the offer will be open for less than 20 full business days due to the
        1:00 p.m. expiration time instead of an expiration time of midnight on what will be the
        twentieth business day following commencement. Also, use of "Central Daylight Time"
        in the offer document is inconsistent with the requirement in Rule 13e-4(a)(3) to use
        "Eastern Time" in order to measure a business day. Please revise so that the offer will be
        open through at least midnight Eastern Time on the twentieth business day. See Rule
        13e-4(f)(1)(i).

Risks of Participating in the Offer, page 11

4.   We note the statements here regarding "forward-looking statements" within the meaning
        of Section 27A of the Securities Act of 1933and Section 21E of the Securities Exchange
        Act of 1934, as amended, contained in the Offer to Exchange and referenced Exchange
        Act reports.   Notwithstanding the qualification several lines down on the same page, this
        reference to the safe harbor provisions of the Private Securities Litigation Reform Act is
        inappropriate because the Act, by its terms, is inapplicable to tender offers. For guidance,
        refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone
        Interpretations, Third Supplement, July 2001, available on our website at:
        http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Please revise the disclosure
        accordingly.

5. Procedures for electing to exchange options, page 17

5.   Please clarify what you mean by the disclosure "[t]he exception to this rule is that if we
        have not accepted your properly tendered options by [one minute prior to the expiration
        of the offer] you may withdraw your options at any time thereafter." For example, is the
        offer referring to the 40 business day time period in Rule 13e-4(f)(2)(ii)? Please also
        clarify similar statements throughout the offer, such as those made in the penultimate
        paragraph on page 18.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects, page 18

6.   We noticed the disclosure that indicates the issuer's determinations are final and binding. Revise to state that option holders may challenge the issuer's determinations in a court of competent jurisdiction. Please make corresponding revisions to Section 8, Conditions of the Offer, and anywhere else in the offer document where this language appears.

7.   We noticed the disclosure that this issuer tender offer constitutes a "one-time offer." Please advise us how the issuer may assert that no other offers will ever be made given that the offer may not be fully subscribed, the Board of Directors of the issuer may change, and the application of Section 14(e) in coercive tender offers.

11. Information concerning Rimage, page 25

8.   We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) of Regulation M-A. Refer to interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations publicly available at www.sec.gov.

9.   Please provide the information required by Item 1006(c) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO. Currently, it appears the disclosure you provided is limited to Rimage.

12. Interests of executive officers . . ., page 29

10.   Refer to the last paragraph of this section and the company's qualification of the disclosure as "to the best of our knowledge." If you retain that qualification, please revise to mirror the language in Instruction 3 to Item 1008(a) of Regulation M-A, which permits disclosure of the information "to the extent known *after making reasonable inquiry*." Otherwise, explain what prevents the company from knowing and disclosing this information. Likewise, please explain the reason for the same qualification in the penultimate paragraph on page 30, or revise.

11.   Please revise the last paragraph to include the disclosure required by Instruction 1(a) to Item 1008(b) of Regulation M-A.

19. Miscellaneous, page 35

12.   We note the following disclosure here: "If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from

the option holders residing in such jurisdiction." If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the Commission's guidance in Exchange Act Release No. 34-58597, Part II.G.1 (September 19, 2008). Please:

- advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8)(i);

- confirm that the offer is being made in reliance upon the March 2001 global exemptive order, provide a brief analysis in support of the company's eligibility to rely on such order, confirm that the company is relying on the order to exclude from participation in the offer some employees located outside the U.S., and explain the compensatory reasons for the exclusion of such employees; or

- revise the disclosure to be consistent with Rule 13e-4(f)(8).

Election Form

13.   Refer to the first paragraph of Section 5. Delete the statement regarding how the signature and submission of the Election Form Instructions indicates that the eligible employee has "read" the terms of the offer. Please also delete similar language appearing in Section 5 of the Withdrawal Form Instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas Panos
Senior Special Counsel

cc (by e-mail):   April Hamlin—Lindquist & Vennum LLP
                        Charles P. Moorse—Lindquist & Vennum LLP